EXHIBIT 77C
FLAHERTY & CRUMRINE/CLAYMORE PREFERRED SECURITIES INCOME FUND
INCORPORATED
(the "Fund")

	On April 21, 2005, the Fund held its Annual Meeting of Shareholders to: (i) elect one Director of the Fund ("Proposal 1"),
(ii) approve an amendment to the Fund's Articles Supplementary Establishing and Fixing the Rights and Preferences of Auction Market Preferred Stock ("Articles Supplementary") relating to the term of office of certain Directors ("Proposal 2"), and (iii) approve an amendment to the Articles Supplementary relating to the Force Majeure Provision to regulate the auction process following an extraordinary event ("Proposal 3"). All proposals were approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

	Name		For	Withheld

	Auction Market Preferred Stock
		David Gale	13,091	59

Martin Brody, Donald F. Crumrine, Morgan Gust, and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.


Proposal 2: Amendment to the Articles Supplementary relating to the
term of office of certain 			   Directors.

	Name		For	Against	Withheld

	Common Stock		32,694,204	422,749	624,885

	Auction Market Preferred Stock	12,974	44	132


Proposal 3: Amendment to the Articles Supplementary relating to the
Force Majeure Provision 				to
regulate the auction process following an extraordinary event.

	Name		For	Against	Withheld

	Common Stock		32,692,949	414,694	634,195

	Money Market Cumulative
	Preferred(tm) Stock	12,974	44	132



G:\Clients\Preferred\FFC\N-SAR\053105\FFC Exhibit 77C - 053105.doc